SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO
                                   SCHEDULE TO

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934

                           ELBIT MEDICAL IMAGING LTD.

         (Name of Subject Company (Issuer) and Filing Person (Offeror))


                  ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE

                         (Title of Class of Securities)

                                    M37605108
                      (Cusip Number of Class of Securities)

                               Perry Wildes, Adv.
               Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
                               One Azrieli Center
                             Tel Aviv 67021, Israel

   (Name, address, telephone, and fax numbers of person authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

    Transaction Valuation*                              Amount of Filing Fee**
         $31,920,000                                            $4,045


* Calculated solely for the purpose of determining the amount of the filing fee, based on the purchase of 2,800,000 shares at the tender offer price of $11.40 per share.

** 0.0001267 of the aggregate transaction valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #3 for Fiscal Year 2005

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $4,045
Filing Party: Elbit Medical Imaging Ltd.
Form or Registration No.:  Schedule TO
Date Filed: November 23, 2004

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3
[_]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Elbit Medical Imaging Ltd. ("Elbit") with the Securities and Exchange Commission on November 23, 2004 (as amended and supplemented on December 15, 2004, the "Schedule TO"). The Schedule TO relates to Elbit's offer to acquire up to an aggregate number of 2,800,000 of its Ordinary Shares upon the terms and subject to the conditions described in the Offer to Purchase, dated November 23, 2004, as amended and supplemented on December 15, 2004, and the related Letter of Transmittal (as amended on December 15, 2004) and Acceptance Notice, which were attached as Exhibits to the Schedule TO (which together, with any amendments or supplements thereto, constitute the "Offer").

ITEM 1 THROUGH 9 AND 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

"On December 28, 2004, the Company issued a press release announcing the completion of the Offer, the final results and the proration factor for the Offer. A copy of the press release is attached hereto attached hereto as Exhibit
(a)(5)(D).

ITEM 12. EXHIBITS.

Item 12 is hereby amended and supplemented as follows:

     (a)(5)(D) Press Release, dated December 28, 2004.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           ELBIT MEDICAL IMAGING LTD.

By:/s/ Shimon Yitzhaki                         By: /s/ Mordechay Zisser
Shimon Yitzhaki, President                     Mordechay Zisser, Chairman of the Board of Directors


Dated: December 28, 2004